United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

September 25, 2018

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

25 September 2018

COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)

Transactions in Own Shares

The Company announces that it has purchased the following number of its ordinary shares of EUR 0.01 each through Credit Suisse Securities (USA) LLC. The purchased shares have all been cancelled.

These share purchases form part of the Company's existing buyback programme, as announced on 12 September 2018, in accordance with the authority granted by shareholders at the Company’s Annual General Meeting on 31 May 2018 (the "Buyback Programme"). The Company will make further announcements in due course following the completion of any further purchases pursuant to the Buyback Programme.

USX purchases

Daily aggregated information by trading venue

Date of purchase	Aggregate number of ordinary shares of EUR 0.01 each purchased	Lowest price paid per share (USX)	Highest price paid per share (USX)	Volume weighted average price paid per share (USX) (to 6 decimal places)	Trading venue
14 September 2018	7,819	45.38	45.61	45.482262	CBOE BZX Equity Exchange (“BATS”)
14 September 2018	1,484	45.395	45.63	45.507183	Boston Stock Exchange (“BSE”)
14 September 2018	127	45.4	45.5	45.421260	BATS Global Markets Secondary Exchange (“BYX”)
14 September 2018	4,200	45.445	45.7	45.591429	CFX Alternative Trading (“CFX”)
14 September 2018	981	45.45	45.53	45.490000	IEX (“IEXG”)
14 September 2018	7,557	45.41	45.72	45.512910	NASDAQ
14 September 2018	200	45.48	45.52	45.500000	NYSE - National Exchange (“NSX”)B
14 September 2018	10,789	45.35	45.64	45.476508	New York Stock Exchange (“NYSE”)
14 September 2018	24,216	45.43	45.67	45.484714	OTC Markets (“OTC”)
14 September 2018	100	45.52	45.52	45.520000	Nasdaq PSX (“PHLX”)
14 September 2018	139,898	45.27	45.78	45.490930	NYSE Arca (“PSE”)
14 September 2018	100	45.39	45.39	45.390000	CBOE EDGA Equity Exchange (“XDEA”)
14 September 2018	529	45.46	45.6	45.527013	CBOE EDGX Equity Exchange (“XDEX”)

Date of purchase	Aggregate number of ordinary shares of EUR 0.01 each purchased	Lowest price paid per share (USX)	Highest price paid per share (USX)	Volume weighted average price paid per share (USX) (to 6 decimal places)	Trading venue
17 September 2018	8,172	45.7	45.84	45.776908	BATS
17 September 2018	4,231	45.71	45.85	45.810584	BSE
17 September 2018	1,629	45.71	45.82	45.775862	BYX
17 September 2018	29,873	45.705	45.895	45.794180	CFX
17 September 2018	310	45.69	45.77	45.767419	IEX
17 September 2018	20,108	45.68	45.91	45.774934	NASDAQ
17 September 2018	400	45.71	45.77	45.740000	NSX
17 September 2018	19,015	45.68	45.88	45.782771	NYSE
17 September 2018	72,271	45.71	45.89	45.800716	OTC
17 September 2018	100	45.74	45.74	45.740000	PHLX
17 September 2018	91,899	45.68	45.89	45.766460	PSE
17 September 2018	600	45.71	45.8	45.753333	XDEA
17 September 2018	2,392	45.7	45.89	45.770334	XDEX
18 September 2018	8,041	45.84	45.94	45.896347	BATS
18 September 2018	14,353	45.84	45.95	45.930419	BSE
18 September 2018	1,553	45.84	45.95	45.893706	BYX
18 September 2018	2,890	45.855	45.95	45.898287	CFX
18 September 2018	1,600	45.84	45.93	45.903000	IEX
18 September 2018	3	45.84	45.84	45.840000	Chicago Stock Exchange (“MSE”)
18 September 2018	157,414	45.73	45.94	45.880520	NASDAQ
18 September 2018	300	45.84	45.93	45.880000	NSX
18 September 2018	20,059	45.8	45.95	45.891273	NYSE
18 September 2018	39,705	45.75	45.95	45.905412	OTC
18 September 2018	3,200	45.73	45.94	45.813125	PSE
18 September 2018	225	45.84	45.95	45.886222	XDEA
18 September 2018	1,657	45.84	45.93	45.881068	XDEX
19 September 2018	7,926	45.54	45.76	45.684649	BATS
19 September 2018	3,027	45.6	45.77	45.701341	BSE
19 September 2018	2,346	45.585	45.765	45.708312	BYX
19 September 2018	8,220	45.5	45.75	45.612713	CFX
19 September 2018	2,900	45.5	45.77	45.663233	IEX
19 September 2018	11,476	45.49	45.76	45.704800	NASDAQ
19 September 2018	100	45.73	45.73	45.730000	NSX
19 September 2018	162,018	45.47	45.77	45.653430	NYSE
19 September 2018	15,955	45.5	45.77	45.634193	OTC
19 September 2018	1,600	45.63	45.76	45.670625	PSE
19 September 2018	261	45.69	45.74	45.717395	XDEA
19 September 2018	171	45.62	45.75	45.696491	XDEX
20 September 2018	14,779	45.93	46.13	46.029815	BATS
20 September 2018	15,333	45.96	46.09	46.063039	BSE
20 September 2018	586	45.96	46.03	45.997270	BYX
20 September 2018	3,400	45.99	46.125	46.035882	CFX
20 September 2018	990	45.93	46.06	45.999192	IEX
20 September 2018	141,411	45.89	46.13	46.012492	NASDAQ

Date of purchase	Aggregate number of ordinary shares of EUR 0.01 each purchased	Lowest price paid per share (USX)	Highest price paid per share (USX)	Volume weighted average price paid per share (USX) (to 6 decimal places)	Trading venue
20 September 2018	300	45.93	45.99	45.950000	NSX
20 September 2018	6,137	45.95	46.12	46.017515	NYSE
20 September 2018	30,602	45.94	46.09	46.036683	OTC
20 September 2018	200	46	46	46.000000	PHLX
20 September 2018	122	45.99	46	45.991803	PSE
20 September 2018	1,279	45.99	46.09	46.033886	XDEA
20 September 2018	1,461	45.86	46.08	46.003190	XDEX

Transaction details

The table below contains detailed information of the individual USX trades made by Credit Suisse Securities (USA) LLC as part of the Buyback Programme.

Schedule of purchases

Shares purchased:	Coca-Cola European Partners plc (ISIN: GB00BDCPN049)
Dates of purchases:	14, 17, 18, 19 and 20 September 2018
Investment firm:	Credit Suisse Securities (USA) LLC

Individual transactions

A full breakdown of the individual transactions can be viewed at: https://www.ccep.com/system/file_resources/4191/180925_Weekly_Buyback_Programme_indiv_trade_details.pdf

COCA-COLA EUROPEAN PARTNERS PLC
Paul van Reesch
Deputy Company Secretary
+44 7890 123911

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: September 25, 2018	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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